UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

AMENDMENT NO. 1

TO

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

__________________________

COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Name of the Issuer)

__________________________

COMPANHIA PARANAENSE DE ENERGIA - COPEL

(Names of Persons Filing Statement)

Preferred Class B Shares*, without par value

American Depositary Shares,
each representing four Class B Preferred Shares of COPEL (ELP)
listed on the New York Stock Exchange

(Title of Class of Securities)

20441B605**
(CUSIP Number of Class of Securities)

Companhia Paranaense de Energia – COPEL Rua José Izidoro Biazetto, 158 – bloco A CEP 81200-240, Curitiba, Paraná Brazil +55 41 3331 4011	Daniel Pimentel Slaviero +55 41 3331 4011 ri@copel.com(mailto:ri@copel.com) Rua José Izidoro Biazetto, 158 – bloco A – CEP 81200-240, Curitiba, Paraná, Brazil

With copies to:

Jonathan Mendes de Oliveira
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

__________________________

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

__________________________

*	Shares are not listed for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.
**	CUSIP applies to American Depositary Shares, each representing four preferred class B shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

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EXPLANTORY NOTE

This Amendment No. 1 to the Rule 13e-3 Transaction Statement (as amended, this “Schedule 13E-3”) is being filed to (i) address the comments received from the Staff, (ii) reflect the joint voting as a single class of holders of Class B preferred shares (including Class B preferred shares represented by Preferred ADSs) and holders of Class A preferred shares at the meeting of holders of preferred shares to be called to vote on the Corporate Action and (iii) reflect Copel’s decision to call the Preferred Shareholders Meeting only after the Other Conditions Precedent (as defined below) for the Corporate Action have been received. In case of any material change in the information set forth in this Schedule 13E-3, we will promptly file an amendment to this Schedule 13E-3. Exhibit 16(a) – (I) contains a revised Shareholder Participation Manual (as defined below) for the Preferred Shareholders Meeting.

INTRODUCTION

This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Companhia Paranaense de Energia - COPEL, a Brazilian corporation (sociedade por ações) (the “Company,” “COPEL,” “we,” “our” or “us”). This Schedule 13E-3 relates to a proposed Corporate Action (as defined below) to convert our Class B preferred shares into common shares with the purpose of listing our common shares on the Novo Mercado segment of the Brazilian stock exchange - B3 S.A. – Brasil, Bolsa, Balcão (“Novo Mercado” and “B3”, respectively). Novo Mercado has the highest corporate governance standards in the Brazilian securities market, and companies listed in this segment can only have common voting shares.

Our shares are currently listed on the Level 2 segment of B3. Our capital structure is currently composed of (i) 1,300.3 million common shares, (ii) 3.1 million Class A preferred shares and (iii) 1,679.3 million Class B preferred shares. Additionally, in accordance with our bylaws, the State of Paraná holds a single special share that confers the State of Paraná certain limited veto rights. According to our bylaws, our Class A preferred Shares and Class B preferred shares (the “Preferred Shares”) are entitled to receive annual, non-cumulative minimum dividends, which dividend per share shall be at least 10% higher than the dividends per share paid to our Common Shares. Class A preferred shares have a dividend priority over the Class B preferred shares, and Class B Shares have a dividend priority over the Common Shares.

Currently, (i) American Depositary Shares (“ADSs”) representing our common shares (the “Common ADSs,” each Common ADS representing four common shares) and (ii) ADSs representing our Class B preferred shares (the “Preferred ADSs,” each Preferred ADS representing four Class B preferred shares) are registered under Section 12(b) of the Exchange Act and listed on the New York Stock Exchange (“NYSE”). If the Corporate Action is approved, the Preferred ADSs will cease to be listed on the NYSE. Our Class A preferred shares are held by a limited number of investors in Brazil and are not listed in the United States and are not registered under the Exchange Act.

Upon approval by our shareholders and satisfaction of all applicable conditions precedent, (i) each holder of Preferred Shares will receive, for each one preferred share held, one common share plus an amount in cash of R$0.7749, and (ii) each holder of Preferred ADSs will receive, for each Preferred ADS held, one Common ADS plus the equivalent in U.S. dollars to R$3.0996 (the “Corporate Action”). The Corporate Action will be first submitted to voting of holders of our common shares, at a shareholders’ meeting scheduled for August 4, 2025. If approved by our common shareholders and subject to the satisfaction of the Other Conditions Precedent (as defined below), we will call a special general meeting of holders of our Preferred Shares to vote on the proposed Corporate Action (the “Preferred Shareholders Meeting”). We have not paid and will not pay any commission or other remuneration for soliciting shareholder approval for this Corporate Action at the Preferred Shareholders Meeting.

On August 4, 2025, holders of our common shares will vote on the Corporate Action. If the Corporate Action is not approved by holders of our common shares on August 4, 2025, we will not proceed with the Corporate Action at this time. At this shareholders' meeting, holders of our common shares will also vote to amend our bylaws to grant to holders of Preferred B Shares the same advantages of Class A preferred shares and therefore unify the Class B preferred shares and Class A preferred shares into a single class of preferred shares, in each case subject to the Other Conditions Precedent. Currently, Class A preferred shares and Class B preferred shares have the same rights, except that holders of Class A preferred shares have a dividend priority to receive a dividend equal to 10% of the total share capital represented by the Class A preferred shares outstanding at the end of the fiscal year in respect of which the dividends have been declared before any dividends are paid to Class B preferred shares. Upon approval of this amendment to our bylaws, Class B preferred shares will have the same dividend priority as Class A preferred shares and Class A and Class B preferred shares will have exactly the same rights and therefore will vote together at the Preferred Shareholders Meeting as a single class. Our board of directors may determine a date on which our Class A preferred shares and Class B preferred shares will trade together in Brazil, as a single class of preferred shares. Currently, Class B preferred shares represent approximately 99.8% of our Preferred Shares outstanding.

In addition to the approval by our holders of common shares at the shareholders meeting scheduled for August 4, 2025 and by holders of our Preferred Shares at the Preferred Shareholders Meeting to be scheduled, the Corporate Action is subject to (i) receiving approval by B3 of the listing of our common shares on the Novo Mercado, and (ii) obtaining waivers by the holders of the 7th and 8th issuance of debentures of our subsidiary Copel Geração e Transmissão S.A and 5th and 6th issuance of debentures from our subsidiary Copel Distribuição S.A. (the “Other Conditions Precedent”). A waiver is required under each of these financing transactions because any fundamental change in our structure, including any change that triggers withdrawal rights to our shareholders (such as the Corporate Action) would constitute and event of default, unless previously approved by such creditors. In order to obtain such waivers, we have called or will call meetings of holders of each relevant series of debentures to vote on the requested waiver to effect the Corporate Action. In order to obtain such waivers, we may be required to pay a consent fee and reimburse counsel and other expenses that we are not able to estimate to any reasonable degree as these depend on negotiations with these creditors.

As exhibits to this Schedule 13E-3, we are filing a revised draft of the Management Proposal and Manual for Shareholder Participation in the Special General Meeting of holders of Preferred Shares of the Company (Proposta da Administração e Manual para Participação em Assembleia Especial de Acionistas Titulares de Ações Preferenciais) (the “Shareholder Participation Manual”).

These materials have been prepared in accordance with Brazilian law, as we are not subject to Regulation 14A or Regulation 14C. The cross-references below are being supplied pursuant to General Instruction F to Schedule 13E-3 and show the location in the Shareholder Participation Manual of the information required to be included in response to the items of Schedule 13E-3. The information contained in this Schedule 13E-3 and the Shareholder Participation Manual, including all annexes thereto, is incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Shareholder Participation Manual.

Item	1 Summary of Term Sheet

The information set forth in the Shareholder Participation Manual under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

The material terms of the Corporate Action are as follows:

•	The purpose of this Corporate Action is to convert our Class B preferred shares into common shares with the purpose of listing our common shares on the Novo Mercado.
•	Upon approval of the Corporate Action by holders of a majority (50% plus one) of our Preferred Shares at the Preferred Shareholders Meeting and subject to the satisfaction or waiver of the conditions precedent, (A) each holder of our Preferred Shares will receive, for each preferred share owned, one common share plus a cash amount of R$0.7749 and (B) each holder of Preferred ADSs will receive, for each Preferred ADS owned, one Common ADS plus the equivalent in U.S. dollars of R$3.0996. Holders of Preferred Shares will receive the same consideration in this Corporate Action.
•	In addition to the approval of the Corporate Action by holders of our preferred shares, as discussed in the bullet above, the Corporate Action is subject to the satisfaction of the following conditions precedent: (i) approval by holders of our common shares, (ii) the Other Conditions Precedent and (iii) approval by B3 of the listing of our common shares on the Novo Mercado. We expect to call the Preferred Shareholders Meeting after all these conditions (other than receiving approval by B3) are satisfied.

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•	We will finance the Corporate Action with cash on hand. Considering the total amount of preferred shares outstanding (including Class B preferred shares represented by Preferred ADSs) and the cash component of R$0.7794 per preferred share, we expect to pay an aggregate amount of R$1,303.7 million in connection with this Corporate Action.
•	Upon the completion of the Corporate Action, our Class B preferred shares will no longer be listed on the B3 and the Preferred ADSs will no longer be listed on NYSE. The common shares received by former holders of Class B preferred shares are and will remain listed on the Brazilian stock exchange and will be listed on the Novo Mercado. The Common ADSs received by former holders of Preferred ADSs are and will remain listed on the NYSE. As permitted by Novo Mercado rules, the State of Paraná will maintain its single special share that confers the State of Paraná certain limited veto rights (golden share).
Item	2 Subject Company Information
(a)	Name and Address.

Companhia Paranaense de Energia – COPEL

Rua José Izidoro Biazetto, 158 – bloco A

Curitiba, Paraná Brazil, CEP 81200-240,

+55 41 3331 4011

(b)	Securities. The subject class of equity securities is Class B preferred shares (including Class B preferred shares represented as American Depositary Shares, or Preferred ADSs). 1,679,335,290 Class B preferred shares of the Company (including shares represented as Preferred ADSs) were outstanding as of July 16, 2025. The total number of Preferred ADSs outstanding as of July 16, 2025 was 21,839,159 (representing a total of 87,356,636 Class B preferred shares).
(c)	Trading Market and Price. The information set forth in the Shareholder Participation Manual under the following caption is incorporated herein by reference:
•	“Market Price of Class B preferred shares, Preferred ADSs, Dividends and Other Matters - Trading Market and Market Price of Class B preferred shares and Preferred ADSs”
(d)	Dividends. The information set forth in the Shareholder Participation Manual under the following caption is incorporated herein by reference:
•	“Market Price of Class B preferred shares, Preferred ADSs, Dividends and Other Matters - Dividends”
(e)	Prior Public Offerings. The information set forth in the Shareholder Participation Manual under the following caption is incorporated herein by reference:

“Market Price of Class B preferred shares, Preferred ADSs, Dividends and Other Matters - Prior Public Offerings ”

(f)	Prior Stock Purchases. The information set forth in the Shareholder Participation Manual under the following caption is incorporated herein by reference:
•	“Market Price of Class B preferred shares, Preferred ADSs, Dividends and Other Matters―Prior Stock Purchases – Share Buyback Program”

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Item	3 Identity and Background of Filing Persons
(a)	Name and Address. Companhia Paranaense de Energia - COPEL is the subject company and the filing person. The information set forth in the Shareholder Participation Manual under the following caption is incorporated herein by reference:
•	“Directors and Executive Officers”
(b)	Business and Background of Entities. Not applicable.
(c)	Business and Background of Natural Persons. The information set forth in the Shareholder Participation Manual under the following captions is incorporated herein by reference:
•	“Directors And Executive Officers”
Item	4 Terms of the Transaction
(a) ‒ (1)	Material Terms - Tender Offers. Not applicable.
(a) ‒ (2)	Material Terms - Mergers or Similar Transactions. The information set forth in the Shareholder Participation Manual under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Special Factors―Purpose, reason, alternatives and effects”
•	“Special Factors―Material U.S. Federal Income Tax Consequences”
•	“Special Factors―Material Brazilian Income Tax Consequences”
(c)	Different Terms. All holders of Class B preferred shares will be entitled to the same consideration. The information set forth in the Shareholder Participation Manual under the following captions is incorporated herein by reference:
•	“Market Price of Class B preferred shares, Preferred ADSs, Dividends and Other Matters―Treatment of ADS Holders”
(d)	Appraisal Rights. The information set forth in the Shareholder Participation Manual under the following captions is incorporated herein by reference:
•	“Summary Term Sheet―Do I have appraisal or dissenters’ rights for my Class B preferred shares in connection with the Corporate Action?”
•	“Annex II - Information on Withdrawal Rights (Annex H of RCVM 81)”
(e)	Provisions for Unaffiliated Security Holders. Not applicable.
(f)	Eligibility of Listing or Trading. Our common shares are listed on the B3 and the Common ADSs are listed on the NYSE.
Item	5 Past Contracts, Transactions, Negotiations and Agreements
(a)	Transactions. Not applicable.
(b)	Significant Corporate Events. Not applicable.
(c)	Negotiations or Contacts. The information set forth in the Shareholder Participation Manual under the following captions is incorporated herein by reference:

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•	“Special Factors―Interactions with Shareholders”
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Shareholder Participation Manual under the following captions is incorporated herein by reference:
•	“Special Factors―Interactions with Shareholders”
Item	6 Purposes of the Transaction and Plans or Proposals
(b)	Use of Securities Acquired. All of the Class B preferred shares will be converted in common shares and all the Preferred ADSs will be exchanged into Common ADSs.
(c) (1) ‒ (8)	Plans. The information set forth in the Shareholder Participation Manual under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Special Factors―Purpose, reason, alternatives and effects”
Item	7 Purposes, Alternatives, Reasons and Effects
(a)	Purposes. The information set forth in the Shareholder Participation Manual under the following captions is incorporated herein by reference:
•	“Special Factors―Purpose, reason, alternatives and effects”
(b)	Alternatives. The information set forth in the Shareholder Participation Manual under the following captions is incorporated herein by reference:
•	“Special Factors―Purpose, reason, alternatives and effects”
(c)	Reasons. The information set forth in the Shareholder Participation Manual under the following captions is incorporated herein by reference:
•	“Special Factors―Purpose, reason, alternatives and effects”
(d)	Effects. The information set forth in the Shareholder Participation Manual under the following captions is incorporated herein by reference:
•	“Special Factors―Purpose, reason, alternatives and effects”
•	“Special Factors―Material U.S. federal income tax consequences of the transaction”
•	“Special Factors―Material Brazilian Income Tax Consequences”
Item	8 Fairness of the Transaction
(a) ‒ (b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Shareholder Participation Manual under the following captions is incorporated herein by reference:
•	“Special Factors―Fairness of the Corporate Action and Board Recommendation”

There are no reports, opinions or appraisals from an outside party relating to the fairness of the Corporate Action, and no such reports, opinions or appraisals are required under Brazilian law.

(c)	Approval of Security Holders. The information set forth in the Shareholder Participation Manual under the following captions is incorporated herein by reference:

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•	“Summary Term Sheet”
•	“Special Factors―Fairness of the Corporate Action and Board Recommendation”
(d)	Unaffiliated Representative. The information set forth in the Shareholder Participation Manual under the following captions is incorporated herein by reference:
•	“Special Factors―Fairness of the Corporate Action and Board Recommendation”

There are no reports, opinions or appraisals from an outside party relating to the fairness of the Corporate Action.

(e)	Approval of Directors. The information set forth in the Shareholder Participation Manual under the following captions is incorporated herein by reference:
•	“Special Factors―Fairness of the Corporate Action and Board Recommendation”
(f)	Other Offers. Not applicable.
Item	9 Reports, Opinions, Appraisals and Negotiations
(a)	Report, Opinion or Appraisal. There are no reports, opinions or appraisals from an outside party relating to the fairness of the Corporate Action.
(b)	Preparer and Summary of the Report, Opinion or Appraisal. There are no reports, opinions or appraisals from an outside party relating to the fairness of the Corporate Action.
(c)	Availability of Documents. Not applicable.
Item	10 Source and Amount of Funds or Other Consideration
(a)	Source of Funds. The information set forth in the Shareholder Participation Manual under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
(b)	Conditions. Not applicable.
(c)	Expenses. The information set forth in the Shareholder Participation Manual under the following caption is incorporated herein by reference:
•	“Market Price of Class B preferred shares, Preferred ADSs, Dividends and Other Matters―Fees and Expenses”
(d)	Borrowed Funds. The Company will finance the Corporate Action with cash on hand. No funds or other consideration will be borrowed to finance the Corporate Action.
Item	11 Interest in Securities of the Subject Company
(a)	Securities Ownership. None of COPEL’s directors and executive officers own, directly or indirectly, any Class B preferred share or Preferred ADSs).
(b)	Securities Transactions. None.
Item	12 The Solicitation or Recommendation
(d)	Intent to Vote in the Corporate Action. None of our directors or executive officers own, directly or indirectly, any preferred shares or Preferred ADSs. Pedro Franco Sales, a member of COPEL’s board of directors, owns 203,700 common shares, which represents less than 1% of our common shares, and has manifested the intent to vote in favor of the Corporate Action.

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(e)	Recommendations of Others. The information set forth in the Shareholder Participation Manual under the following captions is incorporated herein by reference:
•	“Summary Term Sheet―Does the Board of Directors of Copel have any recommendation concerning the Corporate Action?”
•	“Special Factors―Fairness of the Corporate Action and Board Recommendation”
Item	13 Financial Statements
(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2023 and 2024 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2024, originally filed on April 17, 2025 (see page F-1 and following pages). The information set forth in the Shareholder Participation Manual under the following caption is incorporated herein by reference:
•	“Selected Financial Information”
•	“Where You Can Find More Information”
(b)	Pro Forma Information. Not applicable.
Item	14 Persons/Assets, Retained, Employed, Compensated or Used
(a)	Solicitation or Recommendations. The information set forth in the Shareholder Participation Manual under the following caption is incorporated herein by reference:
•	“Special Factors―Fairness of the Corporate Action and Board Recommendation”
•	“Market Price of Class B preferred shares, Preferred ADSs, Dividends and Other Matters― Fees and Expenses”
(b)	Employees and Corporate Assets. The information set forth in the Shareholder Participation Manual under the following captions is incorporated herein by reference:
•	“Market Price of Class B preferred shares, Preferred ADSs, Dividends and Other Matters― Fees and Expenses”
Item	15 Additional Information
(b)	Not applicable.
(c)	Other Material Information. The information contained in the Shareholder Participation Manual, including all annexes thereto, is incorporated herein by reference.
Item	16 Exhibits
(16)(a) - (I)	Manager Proposal and Manual for Shareholder Participation in the Special General Meeting of holders of Preferred Shares of the Company (Proposta da Administração e Manual para Participação em Assembleia Especial de Acionistas Titulares de Ações Preferenciais)
(16)(a) - (II)	Notice of Special General Meeting of Holders of Preferred Shares of the Company

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(16)(a) - (III)	Form of Remote Voting Ballot (boletim de voto a distância).
(16)(a) - (IV)	Form of ADS Voting Instruction Card.*
(16)(a) – (V)	Company presentation on Corporate Action*
(16)(b)	Not applicable.
(16)(c)	Not applicable.
(16)(d)	Not applicable.
(16)(f)	Withdrawal Rights, incorporated herein by reference to Annex II in the Shareholder Participation Manual.
(16)(g)	Not applicable.
107	Calculation of Filing Fee Tables*

*       Previously filed.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2025

COMPANHIA PARANAENSE DE ENERGIA - COPEL

By:/s/ Felipe Gutterres Ramella__________________

Name: Felipe Gutterres Ramella

Title: Vice President of Finance and Investor Relations

By: /s/ Daniel Pimentel Slaviero_________________

Name: Daniel Pimentel Slaviero

Title: Chief Executive Officer